UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of NOVEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

Financial Presentation November, 2002

Agenda 2002 - What We Are Doing Focus on Q3 Results 2002-2003 Forecast Fiat Auto Debt and Liquidity Update Update on Other Sectors

The Fiat Group Diversified "Core" Industrial Other Insurance Corporate Services Publishing Utility Cars AG & CE Equip. Trucks Comau, MM, Teksid GM shares Other Financial Investments Luxury cars Fiat Avio Large Industries Niche Players Strategic Review and Businesses repositioning

2001/12 Autos 25498 Trucks & Ag+Ce 19427 Other industr 9679 Services 7613 A &128;58bn Industrial & Services Group Aggregate revenue breakdown, 2001 Autos 41% AG+CE & Trucks 31% Other Ind. 16% Services 12% 1998 Autos 25463 GM 20% 0 Truck, Ag+CE 11776 Oth. Ind. 7152 Services+Utilities 4541 Other GM Shares 0 compared to: &128;49bn in 1998 24% 52% 15% 9%

Net Sales by Geographic Markets of Destination 2001 Italy 19.9 Eur. Ex I. 22.5 N.Am. 7.5 ROW 8 2000 Italy 0.56 Eur. Ex I. 0.35 N.Am. ROW 0.09 1990 2001 Lower reliance on domestic markets Increased contribution from North America

I. 2002 - What we are doing

This Year in Summary..... This year.... In the period 1998-2001 Group strategic guidelines were: Focus on the industries closest to our core automotive competencies Seek top line and margin growth opportunities through: Growth in services activities, either linked to our products or based on competencies Heavy investment in emerging markets Synergies & cost savings In the same years, the Group engaged in an aggressive program of acquisitions designed to reach global leadership positions and competitive advantage The weak economic environment hampered operating performance and cash flow generation at major Group businesses Downturn in car demand in Italy & Western Europe accentuated structural weaknesses at Fiat Auto Increased scrutiny of corporate indebtedness makes debt reduction a priority While other businesses, are well equipped to weather the down cycle, Fiat Auto needed to launch a major restructuring plan to turn around its operations The Fiat Group up to 2001....

Fiat Commitment in 2002 Restructuring actions Downsize Fiat Auto & Iveco's operations in Argentina, shut down of Rivalta assembly lines early in the year New Fiat Auto management & reorganization May 2002 Stage 1 of Fiat Auto restructuring plan Oct 2002 Stage 2 of Fiat Auto restructuring plan to aggressively address overcapacity Series of financial transactions: Capital increase Program of asset disposal Reduction of financial services operations Other financial transactions to enhance liquidity position New Fiat SpA CEO, COO, CFO appointed Shaping tomorrow's Fiat Strengthen Balance Sheet Address structural issues Reposition the Fiat Group

New Management Structure A. BARBERIS COO P. FRESCO Chairman & CEO G. GALATERI CEO & COO FIAT AUTO G. BOSCHETTI IVECO M. de LAMBERT CNH P. MONFERINO FERRARI L. MONTEZEMOLO F. LUPPI CFO OTHER INDUSTRIALS SERVICE ACTIVITIES

Aggressively pursue turnaround of Fiat Auto with a view to becoming stronger member of GM federation Reduce debt complying with mandatory convertible financial objectives Develop the other businesses focusing on sectors with greatest prospects for profitability and cash flow generation Fiat Group Priorities Fiat Auto new business plan Further integration with General Motors Divestiture plan Mandatory Convertible Targets achievement Business portfolio and strategic positioning reassessment Actions Fiat Group Priorities & Commitments

Work in Progress Jan 2002 May 2002 Oct 2002 Financial Plan GM Exchangeable Fiat/CNH capital increases CNH Cap. Europe JV Mandatory Convertible Italenergia deal Divestitures Fidis JV Fiat Auto Industrial Plan Restructuring plan to address: distribution network issue channel mix immediate overheads cost reduction Stringent measures to address excess production capacity Utilization of special lay-off benefit programs Product range development acceleration Stage 1 Stage 2 Meet Mandatory Convertible Objectives Breakeven in 2004 Further integration with GM

What we are doing..... We are implementing a revamped Fiat Auto restructuring plan Expected savings of approximately &128;1bn European production capacity to be reduced by 15% September Fiat Auto's "best" month in the last 12. Progress expected to continue. Fiat Auto to reach 2004 fully restructured We completed several of the identified financial transactions Fidis sale on track. To reduce gross debt to by &128; 7 bn

Working on all fronts CNH continued its course to full recovery despite negative market conditions in construction equipment cash-flow from operations positive in 2002 New management's work on Group perimeter, targets and financial profile in progress Additional divestitures are considered, if required, in order to improve financial flexibility in 2003 The Group is striving to reduce its presence in financial services Fiat Group management is fully committed to maintain investment grade rating and create value for its shareholders

2002 Actual Operating Income by Month Plan Impact Fiat Auto New Business Plan Operating income by months trend supports Fiat Auto improvement &128;1.0bn expected cost savings in 2003 3.5% reduction of production costs (&128;500m) Remaining &128;500m mainly from distribution costs, warranties and overhead reduction Capacity utilization to rise from 65% to 80% at current market conditions Q1 Q2 Q3 Q4 -429 -394 -140 -149 -51 &128;m (340) Towards break even (394) (429) (140) (149) (51) Jul Aug Sep

Update on Debt Reduction Committed Actions Planned Impact CNH Capital Increase 0.2 bn Done Monetization of Italenergia (38.6%) 1.7 bn Done 14% stake sold; put to EDF on remaining 24.6% Mandatory Convertible 3.0 bn Done Balance sheet strengthened Sale of Fin. Services Activities 7.3 bn CNH Capital Europe 0.3 bn Done On target Fidis (Europe+Brazil) 7.0 bn In progress To be signed by year end 2002/2003 Divestiture Program 1.2 bn 34% stake in Ferrari 0.8 bn Done Teksid Aluminum 0.3 bn Done Europ Assistance 0.1 bn Done Other Assets Negotiations in progress Status Update Comments

NFP September 30, 2002 Operating Cash Flow Divestitures Italenergia Reported NFP (e) December 31, 2002 Italenergia Mandatory Convertible Financial Objectives Company 0 4.8 4.4 3.2 0 3.2 0 5.8 1 0.4 1.2 4.4 1.2 3.2 Debt Reduction Plan &128; bn Mainly Working Capital reduction: Auto new & used stock reduction Higher sales & production pick up Net Financial Position Objective Compliance 0.2 already cashed in October

The Fiat Group Diversified "Core" Industrial Other Toro Business Solutions Itedi Italenergia Fiat Auto CNH Iveco Comau, MM, Teksid GM shares Other Financial Investments Ferrari Fiat Avio Large Industries Niche Players Restructure to reach ROE in line with best in class Profitable growth through internal development Selective evaluation of opportunities to reposition business portfolio Sound credit profile Shareholder' value creation through active portfolio management Restructuring Divestitures

Strategic Guidelines Further integration with General Motors Focus on industrial business portfolio: large industry players highly profitable niche players Objectives: profitability & cash flow generation reduce leverage

II. Focus on Q3 Results

Capitalia JV preliminary agreement Sale of Teksid Aluminium Closing of Italenergia transaction Sale of remaining stake in EuropAssistance Ferruccio Luppi appointed CFO New Fiat Auto industrial plan July 25 August 2 September 30 September 30 Q3 2002 Key Events October 1 October

Q3 2002 in Summary Seasonally weak quarter Important disposals finalized in the quarter Net financial position unchanged from June level Fiat Auto: Signs of demand recovery & market share stabilization September was "best" month out of last 12 Synergies and cost cutting actions on track for both Fiat Auto and CNH Sound liquidity position

Net Revenues 11,987 12,535 40,742 43,063 Operating Income (339) 35 (765) 563 EBITDA (Op. Income + D&A) 276 692 1,231 2,749 &128;m Net Financial Position (5,844) (5,788) Summary Financials - Fiat Group 2002 2001 3rd Quarter 2002 2001 Sep YtD Sep 2002 Jun 2002

Net Revenues 4,664 5,196 7,323 7,339 Operating Income (340) (120) 1 155 EBITDA (Op. Income + D&A) (129) 117 405 575 &128;m 3rd Q 2002 3rd Q 2001 3rd Q 2002 3rd Q 2001 Other ind., services & holdings Fiat Auto Fiat Group Summary Financials

&128;m 2002 2001 3rd Quarter Net Revenues 4,664 5,196 Operating Income (340) (120) EBITDA (Op. Income + D&A) (129) 117 &128;192 non-recurring gain on spare parts in Q3 2001 6% drop in units invoiced to 387,100 Improvements in overhead & product costs insufficient to offset gradual cleanup of channel mix & inventories Continued weight of warranty extension GM synergies on track Fiat Auto Summary Financials

&128;m 2002 2001 3rd Quarter Net Revenues 2,244 2,424 Operating Income (59) (40) EBITDA (Op. Income + D&A) 71 102 Difficult CE market more than offset improvement in AG Positive pricing offset by pension and medical costs Cumulative synergies from the merger topped $500 mn, on track to reach $850 mn target by 2005 Retail demand underproduced by 5% in both CE and AG in the quarter CNH Summary Financials

&128;m 2002 2001 3rd Quarter Net Revenues 2,190 1,909 Operating Income 27 40 EBITDA (Op. Income + D&A) 130 133 Despite market overall contraction, Iveco retains healthy market shares in all segments Product cost efficiencies offset by increased provisions on used vehicles & buybacks Strong order backlog and inventory in check Iveco Summary Financials

Revenues Operating Income 3Q 02 %Change 3Q 02 Change &128;m Summary Financials - Other Businesses Ferrari 281 +15 22 +2 Comau, MM, Teksid 1,541 -10 (13) -14 Fiat Avio 316 -13 35 -6 Itedi (publishing) 73 +4 (5) +3 Toro Assicurazioni 921 -22 2 -23 Business Solutions 436 -23 7 -8

Operating income (339) -374 Net investment income (177) -80 Net financial expenses (93) +232 Of which, net foreign exchange gain 13 +60 Net extraordinary income (loss) (6) -615 Income (loss) before Taxes (615) -837 Net income (loss) (479) -569 Net income (loss), Group share (413) -573 &128;m Fiat Group 3Q 2002 Change From Operating Income to Net Income

NFP (June 30, 02) (5,788) Cash Flow from Operations (5) Capex (700) Net Divestitures/Acquisitions 635 Capital Increase 14 NFP (Sept. 30, 02) (5,844) &128;m Change in Net Fin. Position Change in Gross Debt Change in Net Financial Position & Gross Debt Gross Debt (June 30, 02) (32,904) Change in Cash & Marketable Securities (290) Change in Financial Receivables 417 Change in NFP (56) Gross Debt (Sept. 30, 02) (32,833)

III. 2002-2003 Forecasts

2002 Full Year Trends Profit & Loss Cash Flow Estimated Group Net Loss largely due to Fiat Auto unit Substantial reduction in overhead Low contribution from net extraordinary items Gross and Net Debt reduction Non-Auto business units cash flow generators Industrial Capex substantially in line with D&A

2003 Assumptions & Objectives Assumptions Objectives Flat auto industry market trend Fiat Auto restructuring plan on track Fidis JV completed No capital increases required from market No cash acquisitions Positive operating income at Group level Substantial reduction of Group free cash-flow absorption Substantial reduction of Fiat Auto loss

IV. Fiat Auto

Agenda Quality of Sales & Volume Investments in new products and brand repositioning Restructuring plan Financial impact

0 5 10 15 20 25 30 35 40 Gen Mar Mag Lug Set Nov Gen Mar Mag Lug Set Nov Gen Mar Mag Lug Set Nov YTD Sept. Improving quality of sales Italy: Cars Market Share 32% 30% Target range Jan Mar May Jul Sep Nov 2001 Jan Mar May Jul Sep Nov 2002 Jan Mar May Jul Sep Nov 2003

Jan Mar May Jul Sep Nov 2001 Jan Mar May Jul Sep Nov 2002 Jan Mar May Jul Sep Nov 2003 0.0 1.0 2.0 3.0 4.0 5.0 6.0 W. Europe D F UK E NL B CH P GR IRL A DK 5,0% 4,6% Improving quality of sales W.Europe ex-Italy: Cars Market Share YTD Sept. Target range

Jan Mar May Jul Sep Nov 2001 Jan Mar May Jul Sep Nov 2002 Jan Mar May Jul Sep Nov 2003 12,5% 11,5% W. Europe I D F UK E NL B CH P GR IRL A DK W.Europe: LCVs Market Share Target range

Fiat Auto - New Vehicles Inventories Dec 31, 2001 Mar 31, 2002 Jun 30, 2002 Sep 30, 2002 Dec 31, 2002 (e) Company 76 111 121 95 64 Dealer 263 244 230 194 252 339 355 Dealer Owned 289 Owned & Dealer New Inventories 352 316 (Units/000)

Continued Investment in New Products R & D Capex Annual spending 2003 - 2005 &128; 1.1 bn Annual spending 2003 - 2005 &128; 1.5 bn Y B-MPV Sprint Mini

Dec '01 Dec '02 Dec '03 FY sales 191000 232000 135000 Y/E inventory 98000 40000 30000 Used Cars Reinvigorating the Brands Stronger products Improvement in channel mix Reduced volume of low quality sales Reduced inventories of used vehicles and reduced buy-backs in future years Breaking downward cycle on residual values Investments in product quality Standardization of sales process/customer interface Improving value proposition to customers Exciting product pipeline Development of distribution network

Distribution Strategies Invest to strengthen distribution network (150 million/year, 2002-5) Reduce number of dealers Priority to 50 metro areas (40% of European market) Strengthen direct sales to fleets (20-25% of market) + 200 specialised sales persons "Rebuild" marketing processes avoid discounts/increase discipline Hire 15/20 high profile specialists by Q1 2003 Implement new marketing and sales processes dealer by dealer over 3 years Re-engineer after sales activities Improve quality of repairs customer loyalty Reclaim spare parts market share improve profitability

Restructuring Plan Need to adjust capacities to prevailing volumes; achieve more orderly production flow Reduction in white collar Value analysis & re-engineering From 7% to 6% on sales 20% quality improvement 15% logistic re-engineering Close unprofitable assembly lines and reduce overheads While... Increase spending on new products Capacity Purchasing Overheads Distribution & Warranties R & D International

2.103 1.587 1.847 1.247 1.228 1.290 Volume /000 Manufacturing Capacity Sales(*) (*) Excluding Ducato, Doblo and other purchased finished products Fiat Auto Volumes in Europe: Cars & LCV 2001 2002 2003

Average 2003 on average 2002 i.e. year on year P&L impact Restructuring Plan - Summary Reduce product costs by 3.5% Reduce distributions costs & warranties Reduce overhead Reduce other costs International operations Total cost reduction Increase R & D Net cost reduction 500 200 200 100 100 1,100 (100) 1,000 &128;m

# Operating Profit & Free Cash Flow


€m
2002
2003
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
J (140)
A(149)
S (51)
Break even
(429)
(394)
(340)
Substantial reduction in operating losses targeted over coming quarters
Assumes no improvement in industry volumes versus 2002
Significant cash outflow
Target : Significantly reduced cash outflow despite increased investments

Financial Presentation - November, 2002 - Slide 45

FIAT

300 - 400 1,000 Financial Impact of Restructuring Plan Estimated extraordinary costs in 2002 of which cash costs 40% write-down of assets 60% Net operating cost savings 2003 versus 2002 &128;m

GM Alliance Update Powertrain & Purchasing JVs fully operational 2001/2002 savings on track Objective: 50% shared architectures in 2005/6 60%-90% shared architectures target Architecture teams: "Premium" architecture team in Sweden "Small" architecture team in Turin "Large" architecture team Target reduction of engine (from 20 to 11) & transmission (from 12 to 8) families New 1.3 litre diesel engine produced in Poland to be used in 2003 "new Y", Punto & Corsa Purchasing Powertrain & other 2000 20 2001 218 55 2002(e) 354 46 2003(e) 448 132 2004(e) 585 245 2005(e) 720 290 Alliance Synergy Plan (euro/000 cumulative)

Fiat Auto Capital Structure 5.6 % Fiat Spa GM Fiat Auto Partecipazioni Fiat Auto Holdings BV 100% 80% 20% 100% % Fiat Auto Spa Fiat Auto SpA recapitalization of up to &128;2.5 billion, fully subscribed by sole shareholder No impact on consolidated Fiat Group Net Financial Position

V. Debt and Liquidity Update

Fiat Group Financial Objectives Objectives Timing Gross Debt March 2003 &128; 23.6 bn March 2003 &128; 3.0 bn Net Fin. Position * Rating Investment grade (at least by one major rating agency) * NFP for Bank objectives includes proceeds from: i) Italenergia transactions (&128;1.15bn); ii) committed asset disposals (including debt deconsolidation) 20% Flexibility Event If objectives not met, further asset disposals and acceleration of conversion after 18 months (debt reduction) or 24 months (investment grade) since July 02

Summary of 2002 Disposals H1 02 Q3 02 &128;m Q4 02 Real Estate 170 MM Aftermarket 64 MM Electronic Systems 60 34% Ferrari 760 Other 74 Teksid Aluminium 283 Italenergia (first tranche) 442 Subtotal as of Sep, 30 1,854 1,854 Italenergia (second tranche) 106 106 Europ Assistance 124 124 Fidis JV - Negotiation in progress 7,000 NFP Gross Debt

Debt Reduction Plan Gross Debt Objective Compliance 30/09/2002 Net Financial Position 3 Month Free Cash Flow to 31/12/02 Divestiture Program Fidis Sale Asset-backed Securitizations Mandatory Convertible Objective minus visible 32.8 23.6 invisible 31.8 31.4 24.4 23.1 column 1 0.4 7 1.6 4.72 &128;23.6bn &128;32.8bn &128;1.0bn &128;0.4bn &128;7.0bn 20% flex. &128;1.6bn A A CNH $1.1 bn issued in November

Update on Fidis Sale Advanced negotiations with four Italian banks to purchase of 51% equity stake Final agreement by the end of the year for most of major European countries Key Features Financial Impact Consolidated gross debt reduction of about Euro 6.0bn Commitment from Italian Banks to buy at book value; consideration: 100% cash Fiat responsibilities: operational management Banks responsibilities: funding and the finance and control function Status Europe Brazil Negotiating sale of 100% stake with major local institutions Final agreement in coming weeks; closing expected early next year Consolidated gross debt reduction of about Euro 1.0bn Consideration: 100% cash

In Summary: a Satisfactory Position/1 Liquidity Analysis Eliminated exposure to CP market and light capital market maturities schedule Strong relationship with the banking system, as shown by the Mandatory Convertible facility Debt reduction plan on track due to significant M&A transactions and reduced activities in financial services Fidis sale to further improve liquidity position

In Summary: a Satisfactory Position/2 Liquidity Analysis Strong cash position &128;4.0bn of available committed bank lines ABS transactions and portfolio sales in the pipeline ($1.1bn already completed in November for CNH) Stable level of sale of receivables (approx. &128;6.5-7.0bn) Q4 roll-over well under way Q4 positive cash flow seasonality Substantial amount of liquid investments (GM, Mediobanca, Fondiaria,.....) not included in marketable securities

Fin. Assets Fin. Liabilities 5.1 27.1 12.2 9.9 9.7 5.8 19.9 3 Liquidity Analysis as of Sep 30, 2002 &128;bn * Cash & Mkt Sec. 5.1 S/T Fin.Rec.s & Leasing 12.2 M/T Fin.Rec.s & Leasing 9.7 Net. Fin. Pos. (5.8) S/T Debt 10.0 M/T Debt 22.8 17.3 Of which Capital Market: 3.0 13.4 27.0 32.8 Mandatory Convertible * Of which &128;1.2 bn excess over technical reserves of insurance Co's

Financial Assets Total S/T Total M/T Debt Financial Liabilities Net Financial Position Dec 2001 Jun 2002 Liquidity Analysis Sep 2002 &128;m 27.4 15.1 45% 18.3 55% 33.4 6.0 27.1 12.6 38% 20.3 62% 32.9 5.8 27.0 10.0 30% 22.8 70% 32.8 5.8 27.8 17.1 48% 18.2 52% 35.3 7.5 Sep 2001 Of which: Mandatory Convertible 3.0 Of which: Mandatory Convertible 3.0

Capital Market &128;m Commercial Paper Programs 4Q 02 1H 03 2H 03 2004 2005 2006 2007 (*) 2008 2009 2010 2011 2016 1202 475 1465 1148 2068 2375 2588 232 168 1144 1448 278 Bond Maturity Schedule CANADA POLAND FRANCE Outstanding 139 52 1,347 30/09/02 31/10/02 31/12/01 - 18 98 - 18 113 CP & Bonds Outstanding * Exchangeable bond put in July 2004

V. Update on Other Sectors

CNH Executed the Merger Integration Plan Synergies on track: Target $850mn through 2005, $519mn achieved as of Sep 2002 Common product platform strategy delivering to plan: Target $280mn through 2005 Dual branding strategy effective Refocused CNH Capital Strategy on Core Business Non-core portfolio run-off; reduction in losses from discontinued operations NA Returns to profitability Expansion in LAR and Europe without increased financial burden Reduced Capital Employed in the Business Improved AG profitability, but CE market scenario still uncertain Favorable AG market 2002 expected operating profit of about 4.0% of sales in AG, operating loss in CE Expected positive cash-flow in 2002

Product momentum supports top line Medium trucks market 2002 share improvement on new Tector range (+4%) Successful launch of New Stralis heavy truck in Q1 '02, (market share + 1% over 6 months) New F1 Daily engine range being introduced (2.3lt in 2002, 3lt in 2003) Capex cycle peaked in 2001; now in decline (from 4.1% to 3% of revenues) IRISBUS fully consolidated after purchase of Renault share Agreed in July 2001; completed by January 2002 Remaining 35% to be purchased in 2002 Industrial footprint restructuring plan Argentina, Bus (Barcelona & Mataro), Seddon Atkinson Refocus on truck, bus and engine business Iveco Competitive product range completed; focus on renewals for future growth Success of Daily Engine range near completion Heavy trucks opportunity: Stralis Focus on quality to support market position and residual values; tighten buy-back controls Merger of Heavy and Medium Business Units to provide savings Achieve cost flexibility IrisBus opportunity Build on strong market positions Integrate and rationalize Action plan Current situation

Iveco Summary Financials Revenues 8,650 Operating Income 271 EBITDA (Op. income+D&A) 681 2001 FY Forecast 2002 Iveco holding up well in a down market Strong competitive positioning in light and medium (Daily brand) Improving market share in medium and heavy trucks (Stralis launch) to continue next year Irisbus, while not profitable yet, outperformed most of its competitors No major cash need for industrial operations in the medium term (product line complete) Iveco expected to be cash flow positive

Toro Assicurazioni Volume Growth Life Agreement with Capitalia to set up a New Life Company merging Roma Vita, all life activities of Toro Group and Cisalpina Previdenza (&128;1.2bn additional premiums) Retain Margin Non Life Selective review of Auto TPL portfolio Growth in Non Auto branches: 5% Retain 4% premium price Cost Reduction Unified Back Office activities Product Platforms Operating Costs Assets Under Management From &128;22.2bn (Toro Group &128;19.1 + Cisalpina Previdenza &128;3.1) in '02 to 32bn in '06 Solid performer in the market 55% written premiums in life 45% in non life, but increasingly lower exposure to riskier third-party liability policies Mainly focused on domestic market, and no exposure to major international claims Conservatively reserved Action plan Current situation

Premiums 5,461 Income Before Taxes 220 Net Income 152 Ratios (%): Non Life 45 45 Life 55 55 Loss Ratio 76.3 <75.0 Combined Ratio (Non Life) 102 <100 Toro Assicurazioni Summary Financials 2001 FY &128;m Forecast 2002

FiatAvio Commercial aircrafts Protect leadership in core products Greater shares in new engine programs Governmental Diversify customer base Access to the US defense programs Space Develop liquid propeller systems Develop collaboration with leading companies in the tactical propulsion market Services Increase capacity utilization rates Develop repair services Increase business in China and North America Recognized leader in consolidated market Predictable and visible revenues Best-in class operating margins Cash flow generator in past three years Action plan Current situation

Revenues 1,636 Operating Income 186 RoS 11.4% EBITDA (Op. Income+D&A) 275 FiatAvio Summary Financials &128;m Forecast 2002 2001 FY

Safe Harbor Statement Certain information included in this document is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's businesses include its automotive, automotive-related and other sectors, and its outlook is predominantly based on its interpretation of what it considers to be the key economic factors affecting these businesses. Forward-looking statements with regard to the Group's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect consumer confidence and worldwide demand for automotive and automotive-related products; factors affecting the agricultural business including commodities prices, weather, and governmental farm programs; general economic conditions in each of the Group's markets; legislation, particularly that relating to automotive-related issues, agriculture, the environment, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

Contacts Fiat Investor Relations team Marcello Ledda phone: +39-011-006-3290 Vice President Giulio Bonazzola phone: +39-011-006-3544 Silvia Borsetti phone: +39-011-006-2709 Albarosa Garbarino phone: +39-011-006-2749 fax: +39-011-006-3796 email: investor.relations@geva.fiatgroup.com website: www.fiatgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 20, 2002

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney